EXHIBIT 12

Fairmount Santrol Holdings Inc. (FMSA)

Ratio of Earnings to Fixed Charges

Dollars in Thousands

	Year Ended December 31,						Nine Months Ended September 30, 2016
	2011	2012	2013	2014	2015
Fixed charges(A)
Interest expense	$58,252	$50,099	$65,160	$54,157	$54,415		$45,089
Capitalized interest	1,623	2,654	2,540	6,765	4,903		1,316
Amortization of deferred financing costs	6,413	6,615	(3,628)	5,471	6,697		4,118
Amortization of original issue discounts	—	—	394	1,214	1,130		836
Estimated interest within rent expense	5,127	6,979	8,309	13,132	9,621		2,516

Total fixed charges	$71,415	$66,347	$72,775	$80,739	$76,766		$53,875
Earnings
Add: Income (loss) before provision for income taxes	$217,855	$219,842	$149,876	$248,036	$(93,869)		$(219,058)
Add: Fixed charges	71,415	66,347	72,775	80,739	76,766		53,875
Add: Amortization of capitalized interest	—	162	427	681	1,358		1,386
Less: Capitalized interest	(1,623)	(2,654)	(2,540)	(6,765)	(4,903)		(1,316)
Less: Net income attributable to the non-controlling interest	(915)	(587)	(696)	(173)	(205)		(15)

Total earnings	$286,732	$283,110	$219,842	$322,518	$(20,853)		$(165,128)

Ratio of earnings to fixed charges	4.02	4.27	3.02	3.99	N/M	(B)	N/M	(B)

(A)	- We classify interest on our uncertain tax positions (“FIN 48 liability”) within our provision for income taxes. Accordingly, interest on our FIN 48 liability is excluded from the calculation of fixed charges.
(B)	- The amount of earnings necessary to make the ratio equal to one to one for these periods is $97,619 for 2015 and $219,003 for the Nine Months Ended September 30, 2016.